(V22) Vanguard Index Funds - Vanguard Small-cap Index Fund
(1) Diversification of Investment Portfolio USD= 109.75

VANGUARD SMALL CAP INDEX FUND (All Share Classes)

(As of the end of April 2016)
	Name of Country	Market Value	Investment Ratio (%)
Type of Assets	US	Total Dollar
[Common Stock]		56,141,885,128	99.56
			0.00
			0.00
			0.00
	Sub-Total	56,141,885,128	99.56
Cash, Deposits, and Other Assets (after liabilities)		247,605,566	0.44
Total (Net Asset Value)		56,389,490,694	100.00
		6,188,746.60	Million JPY

** Total Net Assets for Investor Shares: $ _______ 4,098,712,583.78______________ (as of the end of April 2016)

Note: Investment ratio is calculated by dividing each asset at its market value by the total Net Asset Value of the Fund. The same applies hereinafter.